Chaia Georgetown LLC
Statement of Cash Flows
January through June 2021

	Jan - Jun 21
OPERATING ACTIVITIES	
Net Income	-12,817.13
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1201 · Credit Card Receivable	-1,775.45
1250 · 3PM Receivables	518.27
1250 · 3PM Receivables:1251 · DoorDash Receivable	-361.90
1250 · 3PM Receivables:1253 · Uber Eats Receivable	-432.85
1255 · AR Receivables	1,650.00
1266 · ERTC Receivable	-0.14
1300 · Inventory:1310 · Food Inventory	-773.79
1300 · Inventory:1311 · NA Bev Inventory	469.78
1300 · Inventory:1320 · Beer Inventory	64.00
1300 · Inventory:1330 · Liquor Inventory	-167.01
1300 · Inventory:1340 · Wine Inventory	-404.94
1300 · Inventory:1350 · Packaging Inventory	263.33
1400 · Prepaid Expenses:1402 · Prepaid Marketing/Advertising	-1,629.66
1400 · Prepaid Expenses:1420 · Prepaid Taxes and Licenses:1420.1 · Prepaid Basic Business License	180.66
1401 · Prepaid ABRA	195.75
1405 · Prepaid Trademark	154.14
1410 · Prepaid Insurance	1,329.35
2000 · Accounts Payable	79,612.80
2100 · Credit Card Payable:2101 · AMEX Credit Card (82005)	35.00
2100 · Credit Card Payable:2105 · Capital One Credit Card (5367)	-77.94
2100 · Credit Card Payable:2110 · CapOne (5513) - OLD	-492.29
2120 · Insurance payable	-1,818.80
2200 · Customer Deposits	184.30
2300 · Sales Tax Payable	4,878.89
2400 · Payroll Liabilities:2411 · Accrued Wages	3,830.61
2400 · Payroll Liabilities:2412 · Accrued Payroll Taxes	321.26
2400 · Payroll Liabilities:2420 · Tips Payable	596.01
2421 · 3rd Party Tips Payable	5,104.26
2500 · Accrued Expenses:2520 · Accrued ABRA	195.75
2600 · Gift cards	-3,536.36
2701 · Due to/from Chaia LLC	-2,680.35
2702 · Due to/from Chaia MVT	-14,762.90
Net cash provided by Operating Activities	57,852.65
INVESTING ACTIVITIES	
1500 · Fixed Assets:1510 · Equipment	-6,828.00
1600 · Accumulated Depreciation	14,145.48
1800 · 1 Organizational Costs:1850 · 2 Org Accumulated Amortization	2,833.02
Net cash provided by Investing Activities	10,150.50
FINANCING ACTIVITIES	
2810 · Loan from Eagle Bank	-19,197.85
2815 · Loan Payable - Navitas (Toast)	-1,857.24
2821 · PPP2	168,350.00
Net cash provided by Financing Activities	147,294.91
Net cash increase for period	215,298.06
Cash at beginning of period	370,598.01
Cash at end of period	**585,896.07**